Exhibit 99.1

News Release	Contacts:
For Immediate Release	Barbara Thompson	O.R. (Ed) Barham Jr.
May 20, 2016	First Citizens Bank	Cordia Bancorp
	919.716.2716	804.763.1322

FIRST CITIZENS BANK AND CORDIA BANCORP INC.

ANNOUNCE MERGER AGREEMENT

RALEIGH, N.C., and MIDLOTHIAN, Va. — First-Citizens Bank & Trust Company (known as First Citizens Bank) and Cordia Bancorp Inc. announced today the signing of a definitive merger agreement. Cordia Bancorp provides retail and commercial banking products and services through its subsidiary, Bank of Virginia.

The agreement provides for the acquisition of Midlothian, Va.-based Cordia Bancorp by First Citizens Bank, which is headquartered in Raleigh, N.C. The announcement was made jointly by Frank B. Holding Jr., chairman and chief executive officer of First Citizens Bank, and O.R. (Ed) Barham Jr., president and chief executive officer of Cordia Bancorp and Bank of Virginia.

The agreement has been approved by the boards of directors of both companies. The transaction is expected to close no later than the fourth quarter of 2016, subject to the receipt of regulatory approvals and the approval of Cordia Bancorp shareholders.

Under the terms of the agreement, cash consideration of $5.15 will be paid to the shareholders of Cordia Bancorp for each of their shares of Cordia Bancorp's common stock.

Cordia Bancorp operates six branches in the greater Richmond market through Bank of Virginia, with $348 million in consolidated assets, $290 million in deposits and $225 million in loans as of March 31, 2016.

The Bank of Virginia branches are located in Midlothian, Richmond (two branches), Chester, Chesterfield and Colonial Heights, Va. Customers should bank as they normally do at their existing branches. Upon completion of the merger, Bank of Virginia branch offices will open as First Citizens Bank branches. With regional headquarters in Roanoke, Va., First Citizens currently operates 43 branches in Virginia, including one in Midlothian and one at Short Pump in Richmond.

Frank B. Holding Jr., chairman and CEO of First Citizens, said: “This agreement is a significant opportunity for us to continue to grow and expand our presence in Virginia, especially the greater Richmond market. It’s an ideal area for a company like ours that’s been working to help families and businesses make more of their finances for over a hundred years. Our customers appreciate our competitive product offerings, our stability and long-term approach to banking and the personal service we offer. We look forward to the prospects of establishing new relationships, enhancing our position in the market and building on an already strong foundation.”

O.R. (Ed) Barham Jr., president and CEO of Cordia Bancorp and Bank of Virginia, said: “We welcome this merger into First Citizens. It’s a positive move for our company and matches well with how we do business, given First Citizens’ commitment to superior customer care and personal approach to banking. Customers will value the benefits of First Citizens’ full line of products, its history and reputation for soundness as well as an increased capability to meet their overall financial needs. This transaction is an excellent opportunity for our company and our constituents.”

Sandler O'Neill + Partners L.P. acted as financial advisor and rendered a fairness opinion to the Board of Directors of Cordia Bancorp in connection with this transaction. Ward and Smith, P.A., represented First Citizens in the transaction; Kilpatrick, Townsend & Stockton LLP represented Cordia Bancorp.

Additional Information

In connection with the proposed merger, Cordia Bancorp will file a proxy statement to be sent to each of its shareholders, and Cordia Bancorp may file other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Shareholders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about Cordia Bancorp, at the SEC’s website (http://www.sec.gov). Shareholders will also be able to obtain these documents, free of charge, by accessing Cordia Bancorp's website (http://www.cordiabancorp.com) under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Cordia Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cordia Bancorp in connection with the merger. Information about the directors and executive officers of Cordia Bancorp is set forth in the proxy statement for Cordia Bancorp’s 2016 annual meeting of shareholders, as filed with the SEC on April 20, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement regarding the merger when it becomes available. Shareholders may obtain free copies of these documents as described above.

About First Citizens Bank

Founded in 1898 and headquartered in Raleigh, N.C., First Citizens Bank serves customers at more than 550 branches in 20 states. First Citizens Bank is a wholly owned subsidiary of First Citizens BancShares Inc. (Nasdaq: FCNCA), which has $32 billion in assets. For more information, call toll free 1.888.FC DIRECT (1.888.323.4732) or visit firstcitizens.com. First Citizens Bank. Forever First®.

About Cordia Bancorp and Bank of Virginia

Cordia Bancorp Inc. is the bank holding company for Bank of Virginia. Bank of Virginia provides retail banking services to individuals and commercial customers through six full-service banking locations in the greater Richmond market, including Chesterfield and Henrico Counties and Colonial Heights, Va.